Mail Stop 4561

August 8, 2008

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

Re: **The Goldman Sachs Group, Inc.**
        Form 10-K for the year ended November 30, 2007
        Filed January 29, 2008
        Form 10-Q for the quarter ended May 30, 2008
        Filed July 7, 2008
        File No. 001-14965

Dear Mr. Viniar:

        We have reviewed your response letter dated July 14, 2008 and have the
following additional comment. Please be as detailed as necessary in your response. In
our comment, we ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended May 30, 2008

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 75

1.   You disclose that you tested your NYSE specialist rights for impairment in the
        fourth quarter of 2007 as a result of the continuing weak operating results in your
        NYSE specialist business. You also disclose the assumptions that you used in
        performing your impairment test including the assumption that overall equity
        trading volumes will continue to grow at a rate consistent with recent historical
        trends. Furthermore, you assumed that the NYSE will be able to recapture

approximately one-half of the market share that it lost in 2007. However, we note that bear market pressure has caused trading volume to decrease since the first quarter of 2008, and many believe that this trend will continue. Also, we note that the NYSE has continued to lose market share in 2008. Please tell us what consideration you gave to reassessing impairment of the specialist rights in light of the related market changes/conditions. Please see SFAS 144 for reference. Additionally, please address the effect that the weakening operating results of your NYSE specialist business and the current market conditions related to this business had on your assessment of goodwill impairment related to the acquisition of Spear, Leeds & Kellogg.

******

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief